November 23, 2005

Danford L. Martin
The FPFX Shareholder Value Committee
7 Egret Lane
Aliso Viejo, CA  92656

      Re:	FirstPlus Financial Group, Inc.
		Revised Preliminary Proxy Statement on Schedule 14A Filed November 17, 2005 by The FPFX Shareholder Value Committee
		File No. 1-13753

		Schedule 13D/A
Filed November 17, 2005 by The FPFX Shareholder Value Committee
		File No. 5-47527

		Definitive Additional Solicited Materials
Filed November 17, 2005 by The FPFX Shareholder Value Committee
		File No. 1-13753

Dear Mr. Martin:

	We have reviewed your filing and have the following comments.

Schedule 14A
1. Refer to previous comment 5. Please confirm that you will avoid making the statements cited in that comment in any future shareholder communications, or provide us additional factual support for these statements.

Letter to Shareholders
2. We note your response to comment 10 and your revision to this letter to state that Nevada corporate law requires that at least one fourth of the directors of every corporation must be elected annually. We note that the excerpted language appears in a section of the statute that is limited to a situation in which a board of directors is classified and that the statute is otherwise silent as to the requirement to elect directors annually. Please revise your disclosure accordingly.
3. We reissue the second sentence of comment 9. Please respond to that portion of our comment on a supplemental basis.


Proxy Solicitation and Expenses
4. Refer to comment 12 and we reissue the comment. Although your response appears to indicate otherwise, you have revised the document to include "litigation expenditures to date." Confirm, if true, that these costs include the costs of litigation necessary to have the court compel the meeting or tell us what other litigation expenses you have included.

Form of Proxy
5. Please revise the form of proxy to clarify how security holders may withhold votes with respect to particular nominees. The current disclosure is confusing. See the form of proxy attached to Exchange
Act Release No. 31326 (October 16, 1992) for an example of an appropriate format.

The fpfx.org website
6. We reissue comment 14. We note that your website appears to include the same disclosure as your proxy statement and that you have not revised your website to comply with our comments 1 through 13 of our October 28 letter.

Schedule 13D
7. Refer to the last sentence of comment 16. Provide this information in any materials where you solicit funds.
8. Refer to the cover page for Mr. Capretz.  It appears that item
11
should include the number of shares beneficially owned by Mr. Capretz, which includes shares held of record by him as well as other members of the group, such as Messrs. Davis, Eberting, Hanson and Martin. Also, revise the information in line-item 13 accordingly. Note that the cover pages for those who affirm membership in the group, including Mr. Davis, Eberting, Hanson and Martin, should be revised accordingly.
9. On several cover pages you indicate that the same person has sole and shared voting power with respect to the same shares. Please note that if a person has sole power to vote the shares, that person may not have shared power to vote those same shares. Similarly, if a person has sole power to dispose of the shares, that person may not have shared power to dispose of the shares. Please consider revising items 7-10 of each cover page accordingly in any future filings.

Additional Definitive Soliciting Materials
10. We note that you filed these materials using the Edgar tag "PRRN14A." Note that the appropriate tag for additional definitive soliciting materials filed by non-management and 14a-12 material is
"DFAN14A." Please fax a request for this header identification tag to be corrected to the attention of Sylvia Pilkerton in the Office of
Edgar and Information Analysis at (202) 772-9216.
11. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. In any future materials, clearly characterize any statements of belief or opinions as such.
Support
for opinions or beliefs should be self-evident, disclosed in the additional soliciting materials or provided to the staff on a supplemental basis. Refer to the messages posted by the participants in this proxy solicitation in the Raging Bull chatroom. We note, for example:
* Message 23664 posted on September 12, 2005, in which Mr. Eberting states that the shares of FirstPlus may have a value higher than $0.75 per share.
* Message 23392 posted on August 15, 2005, in which Mr. Eberting implies that Mr. Draper may have undisclosed motives for taking actions with respect to the company, other than in compliance with his fiduciary duties.
* Message 23311 posted on August 6, 2005, in which Mr. Eberting states that FirstPlus management appears to be acting irrationally.
* Message 22793 posted on May 30, 2005, in which Mr. Eberting states that Mr. Draper is being manipulated by others and implies that Mr.
Draper is not carrying out his fiduciary duties.
* Message 22614 posted on May 3, 2005, in which Mr. Eberting refers to the FirstPlus directors as "rascals."
Note that the inclusion of valuations in proxy materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis. Valuation information must therefore be accompanied by disclosure which facilitates security holders` understanding of the basis for and limitations of the valuation information. Please provide us supporting disclosure of the kind described in Exchange Act Release No. 16833 (May 23, 1980). In doing so, please provide us support for valuations made to date and your basis for asserting that these funds may be returned to security holders. Avoid similar statements in future filings.
We again remind you that you must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.
Confirm
your understanding and avoid similar statements in future filings.

Closing Comments

      Please contact the undersigned at (202) 551-3619 for assistance with respect to the foregoing comments and your proxy materials.

Sincerely,



Daniel F. Duchovny
Attorney-Advisor
Office of Mergers and Acquisitions

cc:  Nathan Jenkins, Esq. (via facsimile: (775) 829-0511)
Danford L. Martin
The FPFX Shareholder Value Committee
November 23, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE